                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                    SDL, INC.
                                    ---------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   784076 10 1
                                   -----------
                                 (CUSIP Number)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

                               Page 1 of 5 Pages
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CUSIP NO.                                          Page    2    of    5    Pages
                                                        -------    -------

                                       13G


 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Donald R. Scifres
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ ]
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------

                                  5         SOLE VOTING POWER
                                            1,148,734

--------------------------------------------------------------------------------
          NUMBER OF
            SHARES                6         SHARED VOTING POWER
         BENEFICIALLY                       59,670
           OWNED BY
             EACH                 ----------------------------------------------
          REPORTING
            PERSON
             WITH                 7         SOLE DISPOSITIVE POWER
                                            1,148,734

                                  ----------------------------------------------

                                  8         SHARED DISPOSITIVE POWER
                                            59,670

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,208,404
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.8%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
DONALD R. SCIFRES                                              PAGE 3 OF 5 PAGES

ITEM 1.

     (a)    Name of Issuer:  SDL, Inc.

     (b)    Address of Issuer's Principal Executive Offices:

            80 Rose Orchard Way
            San Jose, California 95134

ITEM 2.

     (a)    Name of Person Filing:

            Donald R. Scifres

     (b)    Address of Principal Business Officer or, if none, Residence:

            80 Rose Orchard Way
            San Jose, California 95134

     (c)    Citizenship:  U.S.A.

     (d)    Title of Class Securities:  Common Stock

     (e)    CUSIP Number:  784076 10 1

ITEM 3.

     Not applicable.

ITEM 4.     OWNERSHIP

     (a)    Amount Beneficially Owned:

            1,208,404 shares (including options exercisable within 60 days to acquire 459,291 shares (the "Options")), as of December 31, 1997. Also includes 521,914 shares held by the Donald R. and Carol D. Scifres Revocable Living Trust (the "Trust Shares") and 99,450 shares held by the children of Mr. Scifres (the "Children Shares"). Dr. Scifres disclaims beneficial ownership of 59,670 Children Shares (the "Adult Shares"), which shares are held by adult children of Dr. Scifres. This Schedule 13G shall not not be construed as an admission that Dr. Scifres is a beneficial owner of the Adult Shares.

     (b)    Percent of Class: 8.8%, as of December 31, 1997.

     (c)    Number of shares as to which such person has:

                                  SCHEDULE 13G
DONALD R. SCIFRES                                              PAGE 4 OF 5 PAGES

               (i)  sole power to vote or to direct the vote:

                    1,148,734 shares (comprised of the Options, Trust Shares and Children Shares, excluding the Adult Shares). Dr. Scifres disclaims beneficial ownership of the Adult Shares.

               (ii) shared power to vote or to direct the vote:

                    59,670 shares (comprised of the Adult Shares). Dr. Scifres may be deemed to share voting power over the Adult Shares with the children who own such shares. Dr. Scifres disclaims beneficial ownership of the Adult Shares.

               (iii) sole power to dispose or to direct the disposition of:

                    1,148,734 shares (comprised of the Options, Trust Shares and Children Shares, excluding the Adult Shares). Dr. Scifres disclaims beneficial ownership of the Adult Shares.

               (iv) shared power to dispose or to direct the disposition of:

                    59,670 shares (comprised of the Adult Shares). Dr. Scifres may be deemed to share dispository power over the Adult Shares with the children who own such shares. Dr. Scifres disclaims beneficial ownership of the Adult Shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

     Not applicable.

ITEM 10.    CERTIFICATION

     Not applicable.

                                  SCHEDULE 13G
DONALD R. SCIFRES                                              PAGE 5 OF 5 PAGES


                                    SIGNATURE

         After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: February 10, 1998



                              /s/ Donald R. Scifres
                              -------------------------------
                              Donald R. Scifres